82-03138

SUPPL

RECEIVED
2006 OCT 30 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DIRECTOR DECLARATION (Re current director)

Pursuant to Listing Rule 9.6.14, BAE Systems plc has been informed that Sir Peter Mason, a non-executive director of the Company, has been appointed as a non-executive director of Acergy S.A.

20 October 2006


06017832

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL